EXHIBIT 99.1

ELAN RAISES $381 MILLION IN SALE OF 76% OF ALKERMES HOLDING

DUBLIN, IRELAND – March 13, 2012 -- Elan Corporation, plc (NYSE: ELN) today raised approximately $381 million in net proceeds from the sale of 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc (NASDAQ: ALKS), net of underwriter fees. These proceeds further strengthen Elan’s cash balances and capital structure.

In September 2011, when Elan combined its Elan Drug Technology (EDT) business with Alkermes Inc, Elan received $500 million in cash and 31.9 million ordinary shares in the newly created Alkermes plc. Following today's transaction, Elan continues to own 7.75 million Alkermes plc ordinary shares, which are subject to legal and contractual transfer restrictions.

For additional details on the transaction please refer to Alkermes plc announcement from earlier today: www.alkermes/pressreleases.com

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About Elan

Elan is a neuroscience focused biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

SOURCE: Elan Corporation, plc:

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